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December 1, 2005

JEFFREY RIEDLER
ASSISTANT DIRECTOR
UNITED STATES SECURITY AND EXCHANGE COMMISSION
WASHINGTON, D.C., 20549

RE:
      RESPONSE TO COMMENT LETTER OF AUGUST 20TH,2005
      SB-2 FILED ON AUGUST 4TH,2005.
      SB-2 AMENDMENT 1 FILED AUGUST 19TH, 2005
      FILE NO. 333-127170



Item 1. Forward looking statement has been deleted from our website, and any other communications Nitar will make when issuing any stock or in conjunction with an initial public offering.

Item 2. With respect to the proposed acquisition of Connect Education Systems Inc., our due diligence on Connect Education Systems Inc. has indicated that the EducationOnTime educational software has not yet been fully translated to English. This should be completed by July 2006. At that time, NITAR will re-commence our due diligence.

Rule 3-05 - Financial Statements of Businesses Acquired or to Be Acquired does not apply to this potential acquisition since there no firm resolution from NITAR to acquire Connect Education Systems Inc. Due diligence on financial reports will only commence after the acceptance of EducationOnTime educational software by NITAR. NITAR's five year financial projections do not include any revenue or expense related to this transaction.

Item 3. In response to this comment, as under the terms of the Standby Equity Distribution Agreement, unless the shares are traded on the Bulletin Board, Nitar will be unable to request advances. Thus, all references to the "Pink Sheets" have been deleted throughout the prospectus, unless appropriate in another context.

Item 4. Please refer to the two new paragraphs under the heading "Experts" on page 22 which are in place of the original paragraphs under this section, which have been deleted.

Item 5. We have amended the footnotes to this financial statements and the section CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS to comply with Item 404 of Regulation S-B. There are no written agreements associated with the transactions discussed in the section. See page 20.

Item 6. In response to this comment, footnotes 4 and 5 have been amended to indicate that the shares "were" issued and the amount included in the shares outstanding on the date when this registration statement was filed.

Item 7. In response to this comment, the following sentence has been added in the fifth full paragraph on page 3, and as sub-paragraph (iv) of paragraph (1) under Item 28. Undertakings: "After 24 months from the effective date of this registration statement we will file a Post Effective Amendment to this registration and if such post effective amendment does not go effective immediately, all selling activities will be suspended until such time as said post effective amendment becomes effective".



NITAR Tech. Corp.                                              www.nitartech.com
3950 Worthview Pl                                             info@nitartech.com
Mississauga, Ont. L5N 6S7                                     Tel.  905 824 5306



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Item 8. Our has been re-written please refer to PROSPECTUS SUMMARY on page 5.

Item 9. Please refer to DESCRIPTION OF BUSINESS on page 8.

Item 10. NITAR is an operating company with products and revenue. We have re-written our PRODUCTS & SERVICES on page 8.

Item 11. We have re-written PRODUCTS & SERVICES and PRODUCT AND SERVICE DISTRIBUTION on pages 8 and 9.

Item 12. NITAR wholly owned subsidiary Labtech Systems Inc has been in business since 1997. Until now, the only source of revenue has been Consulting Services and DynamicHub. choozmail has utilized over 30,000 non-paying subscribers, primarily in North and South America. These users have been using the system for beta testing (reporting problems and making suggestion for improvements to the application). This substantial number of subscribers is also necessary to evaluate and specify server and network needs as our subscriber numbers increase. It is expected that in a direct response television (Infomercial) campaign will commence as soon as funds are made available.

Item 13. After analyzing the time and cost required for pursuing a full patent for part of the technology developed for choozmail, NITAR concluded there was no compelling business case to continue on this path. NITAR's technology is being constantly upgraded because of new hardware, network and third party operational systems. Filing patents for all these new technologies would be extremely time consuming and would not be cost effective. The risk of not having our technology patented combined with the possibility us infringing upon any granted patent would require that NITAR constantly change our technology, and further would require that NITAR continually negotiates royalties with patent holders. In all scenarios, this requires that all related expenses would be continually restated to choozmail. Please refer to Risk Factors Related to Our Business on page 5.

Item 14. Our DESCRIPTION OF BUSINESS, PRODUCTS & SERVICES and PRODUCT AND SERVICE DISTRIBUTION on pages 8 and 9 has been re-written. Please refer these sections.

Item 15. We reviewed and re-wrote all sections regarding DESCRIPTION OF BUSINESS and PRODUCTS & SERVICES on page 8.

Item 16. The comparison was removed from the prospectus. Please refer to INTERNET BASED CONSUMER PRODUCT CHOOZMAIL on page 8

Item 17. The reference to POP3, STMP and Independent Polling routine was removed from the prospectus. Please refer to INTERNET-BASED CONSUMER PRODUCT choozmail on page 9.

Item 18. A new description of choozmail can be found on INTERNET BASED CONSUMER PRODUCT CHOOZMAIL on page 9.

Item. 19 We are on the production phase of the Infomercial. Please refer to INTERNET BASED CONSUMER PRODUCT CHOOZMAIL, INFOMERCIAL (DRTV - DIRECT RESPONSE TELEVISION COMMERCIAL) on page 9. NITAR estimates that it will need to expend over $5,000,000, primarily for launching the infomercial segment of a focused and targeted sales and marketing campaign to enhance the subscription sales of choozmail to the general public, Refer to Need for Additional Financing on the MD&A on page 16.




NITAR Tech. Corp.                                              www.nitartech.com
3950 Worthview Pl                                             info@nitartech.com
Mississauga, Ont. L5N 6S7                                     Tel.  905 824 5306



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Item 20. To the current day there are no paying subscribers to choozmail. For a description of choozmail distribution please refer to Internet Based Consumer Product - choozmail on page 9.

Item 21. Nitar has no sales employee. We work with VAR (Value Added resellers) . Please refer to Internet-Based Consumer Product - choozmail Direct Sales on page 9 for more information choozmail direct sales strategy and the VAR (Value Added Reseller) agreements attached.

Item 22. This reference was removed from the prospectus. Please refer to Internet-Based Consumer Product - choozmail on page 9

Item 23. NITAR identified markets in Brazil and India as future areas of serious growth for CHOOZMAIL subscriptions (According to Computer Industry Almanac (CIA) in 2004 stated that Brazil has a population of 186.11 million; with 22.32 million Internet Users, 11.52 of whom are Active users; India has a population of 1.08 billion and 36.67 Internet Users. - Active Users are unknown. Further, usage growth from 2000 - 2005 as stated by Miniwatts International, LLC in July 23, 2005 represent 277.1% and 183.2% by the respective geographic areas. In comparison, growth in North America for the same period was 106.7%). To pursue these markets, two value added license agreements were negotiated and signed.

         1. On July 1st, 2004, NITAR entered into an agreement with Conecte Educacao of Sao Paulo, Brazil. This agreement gives exclusive rights to Conecte Educacao to offer choozmaiL to the expanding Brazilian market. Details of this agreement can be viewed on the VAR agreement attached.

         2. On November 16th, 2004, NITAR entered into another agreement with CHOOZMAIL Infonet Pvt. Ltd. out of Ahmedabad-Guj, India (licensee). This agreement gives exclusive rights to Infonet Pvt. Ltd to offer CHOOZMAIL to the rapidly growing Indian market. Details of this agreement can be viewed the VAR agreement attached.

Please refer to Internet-Based Consumer Product - choozmail on page 9.

However, Nitar deems the information contained in these agreements to be a trade secret and asks that you treat it accordingly.

Item 24. The Business Strategy is now incorporated into PRODUCT AND SERVICE DISTRIBUTION on page 9 .

Item 25. Yorkville Advisor, LLC and Monitor Capital Inc. are both underwriters within the meaning of the Securities Act of 1933. Refer to Standby Equity Distribution Agreement on page 11 and the sixth full paragraph on page 3.

Item 26. We have updated the section CONSOLIDATED FINANCIAL STATEMENT with the year ended July 31, 2005 and 2004 data starting onpage 24, which relates to the data to the Management Discussion and Analysis and the Financial Statements.

Item 27. We have updated the section CONSOLIDATED FINANCIAL STATEMENT to show the summary balance sheet information page 25.

Item 28. Risk factors where reviewed and formatted appropriately. Please refer to RISK FACTORS RELATED TO OUR BUSINESS on page 5.

Item 29. We don't foresee any risk in offering choozmail overseas. All overseas sale of choozmail will be done trough VAR agreements. Expenses related to the sale will be assumed by the VARs. VARS will be compensated on subscription sold as per agreement signed. Refer to the VAR agreements attached. Risk factors have been added relating to competition, dependence on key personnel, and reliance on one product.



NITAR Tech. Corp.                                              www.nitartech.com
3950 Worthview Pl                                             info@nitartech.com
Mississauga, Ont. L5N 6S7                                     Tel.  905 824 5306



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Item 30. Risk factors were reviewed and formatted appropriately. Please refer to
RISK FACTORS RELATED TO OUR BUSINESS page 5. Nitar has not had an accumulated deficit for the years presented.

Item 31. Please refer to RISK FACTORS RELATED TO OUR BUSINESS on page 5 for information on our source of revenue and the reliance on System Consulting.

Item 32.. Please refer to "Nitar Shares are Considered "Penny Stock" on page 7, and PENNY STOCK CONSIDERATIONS on page 21.

Item 33. Rule 144 restrictions for the 6.3 millions shares held by the directors will be effective for two years after the registration of the shares by this SB-2.

Item 34. Reference to market makers has been removed from the RISK FACTORS RELATED TO OUR BUSINESS on page 5.

Item 35. We found this statement not to be applicable. Please refer to RISK FACTORS RELATED TO OUR BUSINESS on page 5.

Item 36. Choozmail if fully developed and tested. Proceed will be used for;

         o     Choozmail Sales & Marketing
         o     Customer support for choozmail subscriber
         o     Administrative Expenses, Including Salaries
         o Hardware and Infrastructure (computers, networking, third party license)

Please refer to USE OF PROCEEDS page 12.

Item 37. General working capital has been renamed to Hardware and Infrastructure (computers, networking, and third party licenses). The growth of choozmail subscription will dictate how and when the infrastructure cost increase. Please refer to USE OF PROCEEDS page 12.

Item 38. Industrial Consultants' shares are owned by Janet Murdock

Item 39. The section INTEREST OF NAMED EXPERTS AND COUNSEL on page 22 includes our counsel Mr. Richard Lane. He was not retained on a contingent basis

Item 40. Please reference RISK FACTORS RELATED TO OUR BUSINESS on page 5.

Item 41 In the event that the 16,252,748 shares insufficient NITAR will file a new SB-2 to register additional shares.

Item 42. The Company rented office space from a principal stockholder on a month-to-month basis for $14,497 and $11,098 during the years ended July 31, 2005 and 2004. Please refer to RELATED PARTY TRANSACTIONS on item 6 page 32.

Item 43. Please refer to the section Legal Proceedings on page 22, which reads as follows: "Neither Nitar nor any of its officers or directors are a party to any material, legal proceedings, or litigation and such persons know of no material, legal proceedings, either contemplated or threatened.

Item 44, refer to MD&A on page 15

Item 45, refer to MD&A on page 15.



NITAR Tech. Corp.                                              www.nitartech.com
3950 Worthview Pl                                             info@nitartech.com
Mississauga, Ont. L5N 6S7                                     Tel.  905 824 5306



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Item 46, refer to MD&A on page 15.

Item 47, refer to MD&A on page 15.

Item 48, refer to MD&A on page 15..

Item 49, refer to MD&A on page 15.

Item 50, refer to MD&A on page 15.

Item 51, refer to MD&A on page 15.

Item 52, refer to MD&A on page 15.

Item 53, Please refer to DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS ON page 19 for a short resume of the directors.

Item 54, The beneficial owners of E-Cap are: Michael Diamond, Jessica L. Diamond, Michal Esther Diamond, Shirley Diamond, Morris Diamond, Suzanne Luxenberg, Stephany Luxenberg, Amy Luxenberg, Rachelle Sukenik, Shira Sukenik, Dovid Sukenik, Josef Sukenik, Shraga Sukenik. Please refer to SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT on page 20.

Item 55, We will update our future quarterly filings for all comments.

Item 56. We have included in the registration statement two years of audited financial statements as required by Regulation S-B page 24.

Item 57. We have updated the presentation of earnings per share data on the financial statements. Refer to Consolidated Statements of Operations on page 27.

Item 58. We have revised the statements of cash flows to disclose the non-cash adjustments on page 28.

Items 59 & 60. See the two new paragraphs on page 22 under the section "Experts" which replace the original paragraphs on page 33 which have been deleted.

Item 61. The analysis of the merger between Nitar Tech Corp. and Labtech Systems Inc. has been updated in Note 1 on Notes to the Financial Statements on page 29.

Item 62. The presentation and disclosures to the financial statements have been updated in Note 1 to include a discussion of the accounting used in the merger and discusses how the fair value of the asset acquired and the common stock exchange was determined.
Refer to Note 1 on Notes to the Financial Statements on page 29

Item 63. The disclosures to the financial statements have been updated in Note 1 to disclose which entity was the accounting acquirer and indicate that the results of operations presented prior to the acquisition are those of the accounting acquirer. In addition, note 1 has been updated to disclose how the shares of the corporation are accounted for. Refer to Note 1 on Notes to the Financial Statements on page 29.

Item 64. The disclosures to the financial statements have been updated in Note 1 to disclose how the net assets and operations of the legal acquirer from before the merger have been accounted for. Refer to Note 1 on Notes to the Financial Statements on page 29.


NITAR Tech. Corp.                                              www.nitartech.com
3950 Worthview Pl                                             info@nitartech.com
Mississauga, Ont. L5N 6S7                                     Tel.  905 824 5306



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Item 65. We included a note explaining the principles of consolidation in the financial statements. Refer to Note 2 on Notes to the Financial Statements on page 29.

Item 66. The disclosures required by paragraph 38 of SFAS 131 have been revised in the notes to the financial statements. Refer to Note 10 on Notes to the Financial Statements on page 35.

Item 67. We have revised our Software Development Costs footnote and disclosed the company's process to evaluate the recoverability of the asset. In addition, we have disclosed the product release dates. Refer to note 2G page 30 and note 4 on page 32 on Notes to the Financial Statements.

Item 68. The disclosures to the financial statements have been updated in Note 2 to disclose the nature of the expenses capitalized under "Software Development". Refer to note 2G page 30 and note 4 on page 32 on Notes to the Financial Statements.

Item 69. We reviewed and revised our revenue recognition policy. Refer to Note 2J on Notes to the Financial Statements on page 30.

Item 70. We have disclosed our credit terms that we offer our customers in the Accounts Receivable and Allowance for Doubtful Accounts accounting policy footnote. Day's sales in accounts receivable does not exceed our credit terms. The increase in accounts receivable at April 30, 2005 was due to the timing of completing some of our consulting projects. Refer to Note 2E on Notes to the Financial Statements on page 29.

Item 71. We have imputed interest on the stockholder loan and updated the financial statement for this disclosure. . Refer to Note 6 on Notes to the Financial Statements on page 33.

Item 72. The amounts disclosed in the note were disclosed in error. The amounts on the balance sheet were correct. Attached is a roll forward schedule from July 31,2003 to July 31, 2005.

BALANCE AT JULY 31, 2003                                              $ 15,595
Amounts Received from Shareholder loan to Nitar                         19,650
Amounts Paid to Shareholder Loans from Nitar                           (7,839)
Foreign Exchange Effect                                                    839
                                                                 --------------
BALANCE AT JULY 31, 2004                                              $ 28,245
Amounts Received from Shareholder loan to Nitar                          4,746
Amounts Paid to Shareholder Loans from Nitar                          (35,471)
Foreign Exchange Effect                                                  2,980
                                                                 --------------
BALANCE AT JULY 31, 2005                                               $   500

Item 73. The disclosures to the financial statements have been updated. Refer to
Note 8 on Notes to the Financial Statements on page 33.

Item 74. Signatures of the officers where amended as per this comment (See page
39).

Item 75. Cornell Capital Partners, L.P. and Monitor Capital Inc are underwriters and within the meaning of the Securities Act of 1933. See page Plan of Distribution on page 14.



NITAR Tech. Corp.                                              www.nitartech.com
3950 Worthview Pl                                             info@nitartech.com
Mississauga, Ont. L5N 6S7                                     Tel.  905 824 5306



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Item. 76. Exhibit 23.1 an INDEPENDENT AUDITORS' CONSENT letter from Rotenberg &
Co., LLP has been updated as per this comment page 43 .

Item. 77. Our registration statement had been updated to include a statement regarding our computation of per share earnings. See exhibit 11.1 on page 40.

Items 78 & 79. Exhibit 5.1 has been revised to indicate that 16,512,748 shares are issuable under the Standby Equity Distribution Agreement and to include all 27,308,332 shares covered by the registration statement.


/S/ LUIZ AUGUSTO BRASIL       /S/ LUIS OCTAVIO BRASIL    /S/ JOSE GUSTAVO BRASIL
-----------------------       -----------------------    -----------------------
Luiz Augusto Brasil           Luiz Octavio Brasil,       Jose Gustavo Brasil
CEO, Chairman of the Board    President and Director     Secretary, Treasurer
                                                            and Director















NITAR Tech. Corp.                                              www.nitartech.com
3950 Worthview Pl                                             info@nitartech.com
Mississauga, Ont. L5N 6S7                                     Tel.  905 824 5306